SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Net Element, Inc.

(Name of Issuer)

Common Stock, $0.0001 per share par value

(Title of Class of Securities)

64111R 102

(CUSIP Number)

Oleg Firer

c/o Net Element, Inc.

3363 NE 163rd Street, Suite 705

North Miami Beach, FL 33160

(305) 507-8808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R 102
1	Names of Reporting Persons. Oleg Firer
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds		OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	2,849,272*
	8	Shared Voting Power	0
	9	Sole Dispositive Power	2,849,272*
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		2,849,272
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		6.51%
14	Type of Reporting Person		IN

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 per share par value (the “Common Stock”), of Net Element, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160.

Item 4. Purpose of Transaction

(a) – (c) This statement is being filed by Oleg Firer. Mr. Firer’s business address is c/o Net Element, Inc., 3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160. Mr. Firer’s principal occupation is Chief Executive Officer of the Company. He also serves as a Director of the Company.

(d) – (e) During the past five years, Mr. Firer has not has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (1) as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) which found any violation with respect to federal or state securities laws.

(f) Mr. Firer is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Firer acquired shares of Common Stock under a letter agreement, dated as of August 28, 2013 (as amended as of June 30, 2014 by Amendment No. 1), among the Company, Mr. Firer, Steven Wolberg, Georgia Notes 18 LLC and Vladimir Sadovskiy, pursuant to which the Company issued to Mr. Firer 1,411,135 restricted shares of common stock of the Company in exchange for his outstanding 4.5% non-controlling interest in TOT Group, Inc.

The information contained in Item 4 below is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

On September 11, 2014, per recommendation of the Compensation Committee of the Board of Directors of the Company, the Board of Directors approved and authorized the issuance to Mr. Firer, 1,438,137 restricted shares of common stock of the Company to compensate for Mr. Firer’s efforts and results of effectuating the Company’s debt and equity financings in the first half of 2014.

Mr. Firer does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except in his capacity as Chief Executive Officer and Director. Mr. Firer reserves the right in the future to formulate any such plan or proposal and to take any action with respect to his investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer

(a) – (b) As of the date hereof, Mr. Firer is the beneficial owner of 2,849,272 shares of Common Stock, representing approximately 6.51% of the outstanding shares of Common Stock (based on 43,749,259 shares outstanding as of September 16, 2013) and has sole voting power and sole dispositive power with respect to such shares.

(c) Except as disclosed in Item 3 above, Mr. Firer has not effected any transaction in the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings, or relationships between Mr. Firer and any other person with respect to securities of the Company.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 17, 2014	/s/ Oleg Firer
Oleg Firer